TransAlta Reports Third Quarter 2013 Results

CALGARY, Alberta (October 31, 2013) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) today reported third quarter 2013 Comparable EBITDA(1) of $266 million compared to $255 million during the same period last year. For the nine month period ending September 30, 2013, Comparable EBITDA is higher by $79 million. We also declared a quarterly dividend of $0.29 per share.

Operating highlights include increased comparable gross margins compared to the same period last year, largely driven by the performance of the Gas, Renewables and Trading business lines as well as contributions from new growth projects. In addition, we made substantial advances on our growth and recontracting strategies. Since the second quarter, we secured a total of 369 megawatts (“MW”) in long-term contracts in Eastern Canada, Australia and the U.S which brings the total for the year to approximately 835 MW. We also created TransAlta Renewables, establishing a vehicle for pursuing growth opportunities and generating proceeds to pay down debt, which was the primary driver of debt balances declining by $343 million in the quarter. Furthermore, we added 213 MW of long-term contracted wind assets to the portfolio, and are capturing a full year of the Solomon acquisition in 2013.

“We set out this year to add long term contracts, advance our growth strategy, improve our marketing business and run a strong operation,” said Dawn Farrell, President and CEO. “Results in the third quarter reflect a solid performance by our team on all of these fronts.”

2013 Strategic Accomplishments

•	Contract extension for 245 MW in Australia
•	Acquisition of 144 MW Wyoming Wind Farm
•	Formation of TransAlta Renewables Inc.
•	Start-up of Sundance Unit 1 and Sundance Unit 2
•	24-year contract with the City of Riverside in California for 86 MW at Cal Energy LLC.
•	24-year contract with Salt River Project in Arizona for 50 MW at Cal Energy LLC.
•	20-year contract for 74 MW at Ottawa
•	Approval of 11-year contract with Puget Sound Energy for up to 380 MW at Centralia Thermal
•	Commercial operation of 68 MW New Richmond Wind Farm

(1) EBITDA refers to Earnings before interest, taxes, depreciation and amortization. FFO refers to Funds from Operations. Comparable earnings (loss), comparable earnings (loss) per share, comparable EBITDA, and funds from operations are not defined under International Financial Reporting Standards (“IFRS”). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings’ trends in comparison with prior periods' results. Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis ("MD&A") for further discussion of these items, including, where applicable, reconciliations to net earnings (loss) attributable to common shareholders, operating income (loss), and cash flow from operating activities. Comparable EBITDA and funds from operations are key supplemental performance measures for TransAlta that provide additional information regarding the company’s ability to cover its capital requirements and dividends as well as strengthen its balance sheet and finance growth.

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Q3 2013 compared to Q3 2012

•	Comparable EBITDA of $266 million up from $255 million for the same period last year
•	FFO(1) of $174 million down from $233 million for the same period last year
•	Availability of 85.9% as compared to our annual target of 89-90%. Lower availability is primarily attributed to the force majeure at Keephills Unit 1

YTD 2013 compared to YTD 2012

•	Comparable EBITDA of $780 million up from $701 million for the same period last year
•	FFO of $550 million down from $572 million for the same period last year
•	Adjusted availability(2) of 86.4% as compared to our annual target of 89-90% Lower availability is primarily attributed to the force majeure at Keephills Unit 1

Third Quarter Business Line Review

•	Coal: Comparable gross margins, adjusted for mining depreciation and coal inventory write-downs were $182 million, a decrease of $37 million compared to the same period last year. The decrease is primarily due to lower contract pricing at Centralia Thermal and unfavorable coal pricing at the Alberta coal facilities.

•	Gas: Comparable gross margins, including finance lease income were $102 million, an increase of $14 million compared to same period last year. The increase is due to the addition of Solomon and favorable gas input costs in Eastern Canada.

•	Renewables: Comparable gross margins were $91 million, an increase of $3 million compared to the same period last year. The increase is primarily due to favorable pricing, partially offset by lower hydro and wind volumes in Western Canada and lower hydro volumes in Eastern Canada.

•	Energy Trading: Comparable gross margins were $22 million, an increase of $38 million compared to the same period last year. The increase is primarily due to strong performance across all markets and prudent management of risk.

Third Quarter Consolidated Financial Review

Comparable EBITDA was $266 million up from $255 million for the same period last year, reflecting the higher gross margins in Gas, Renewables and Trading, which more than offset lower contract pricing at Centralia Thermal, higher rolling average power prices during certain planned outages in Alberta, and higher coal costs associated with mining coal in advance of the start-up of Sundance Units 1 and 2. On a year to date basis, Comparable EBITDA was $780 million, an increase of $79 million from the same period last year.

Despite higher EBITDA, FFO for the quarter was $174 million down from $233 million for the same period last year. The decrease in FFO is primarily due to differences in timing of cash proceeds associated with power hedges and coal inventories.

Comparable earnings for the quarter were $39 million ($0.15 per share) down from $41 million ($0.18 per share) in the same period last year. The per share decrease was largely driven by higher shares outstanding compared to the same period last year.

(2) Adjusted for economic dispatching at Centralia.

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A net loss $9 million ($(0.03) per share) was recorded for the third quarter down from $56 million ($0.24 per share) in the same period last year. This decrease is largely due to a $40 million deferred tax asset write off at Centralia Thermal.

Third Quarter Operating Review

•	Fleet availability was 85.9% compared to 90.9% over the same period last year, largely due to the force majeure declared during the first quarter of 2013 at Keephills Unit 1. We expect our full year availability to be 87-89%, adjusted for economic dispatching at Centralia Thermal.

•	Excluding the force majeure at Keephills Unit 1, availability in the quarter was approximately 91% and full year adjusted availability would be within our target range of 89-90%.

•	We have completed three of four major outages scheduled for 2013.

•	Total sustaining expenditures were $93 million for the quarter and $245 million year-to-date. We are tracking to our target range of $295-$345 million for 2013.

Recent Events

Western Australia Contract Extension

On Oct. 30, 2013, we announced a long-term contract extension to supply power to the BHP Billiton Nickel West operations in Western Australia from our Southern Cross Energy facilities (“Southern Cross”). The extension is effective immediately and replaces the previous contract which was set to expire at the beginning of 2014.

Operating since 1996, Southern Cross has a total installed capacity of 245 MW from the Kambalda, Mt. Keith, Leinster, and Kalgoorlie power stations.

Acquisition by TransAlta Renewables

On Oct. 21, 2013, TransAlta Renewables announced the acquisition, through one of our wholly owned subsidiaries, of an economic interest in a 144 MW wind farm in Wyoming for approximately U.S. $102 million from a wholly owned subsidiary of NextEra Energy Resources, LLC. The wind farm is fully operational and contracted under a long-term PPA until 2028 with an investment grade counterparty. At closing, the economic interest in the wind farm will be acquired by TransAlta Renewables from the Corporation in consideration for a payment equal to the original purchase price of the acquisition. We will fund the acquisition through a U.S.$102 million loan to TransAlta Renewables. TransAlta Renewables expects to repay the loan with free cash flow from operations over the first 36 months and through a long-term debt refinancing that is expected to be completed in conjunction with other financing needs of TransAlta Renewables. The acquisition is subject to regulatory approvals and is expected to close by the end of December 2013. The acquisition is expected to be accretive to cash flow per share for both the Corporation and TransAlta Renewables.

TransAlta Renewables Inc. (“TransAlta Renewables”)

On August 9, 2013, we transferred 28 indirectly owned wind and hydroelectric generating assets to TransAlta Renewables through the sale of all the issued and outstanding shares of two subsidiaries: Canadian Hydro Developers, Inc. and Western Sustainable Power Inc. The initial public offering resulted in an aggregate of 22.1 million common shares being issued for gross proceeds to Renewables of $221 million. TransAlta, directly and indirectly, holds 92.6 million common shares, representing approximately 80.7% of the common shares in Renewables.

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Ontario Power Authority

On August 30, 2013, we announced the execution of an agreement for a 20-year power supply term with the Ontario Power Authority for our Ottawa gas facility, effective January, 2014. Under the new deal, the plant will become dispatchable. This will assist in reducing the incidents of surplus baseload generation in the market, while maintaining the ability of the system to reliably produce energy when it is needed.

This new contract will benefit our shareholders by providing long-term stable earnings from this facility and will benefit ratepayers of Ontario by securing attractively priced capacity from this existing facility, reducing the need for new capacity to be built in the future and allowing hospitals in the area to continue to be served with the steam they need for heat and other energy processes, in an environmentally friendly manner.

Salt River Project

On September 17, 2013, we announced that CalEnergy, LLC, a joint venture between TransAlta and MidAmerican Energy Holdings Company, executed a 50 MW long-term contract for renewable geothermal power with Salt River Project, an Arizona utility, which runs from 2016 to 2039.

Sundance Units 1 and 2 Return to Service

In December 2010, Units 1 and 2 of our Sundance facility were shut down due to conditions observed in the boilers at both units. On July 20, 2012, an arbitration panel concluded that Unit 1 and Unit 2 were not economically destroyed. Unit 1 was returned to service on September 2, 2013 and Unit 2 was returned to service on October 4, 2013.

The following table depicts key financial results and statistical operating data:

Third Quarter 2013 Highlights

In $CAD millions, unless otherwise stated	3 months ended September 30, 2013	3 months ended September 30, 2012	9 months ended September 30, 2013	9 months ended September 30, 2012
Adjusted availability (%)(3)	85.9	91.7	86.4	90.3
Production (GWh)	11,088	10,155	29,842	27,870
Revenue	623	522	1,705	1,564
Gross margin(4)	363	331	1,057	1,056
Operating income (loss)(4)	118	132	277	(93)
Net earnings (loss) attributable to common shareholders	(9)	56	(5)	(654)
Comparable earnings(5)	39	41	80	62
Basic and diluted earnings (loss) per common share	(0.03)	0.24	(0.02)	(2.86)
Comparable earnings per share(5)	0.15	0.18	0.31	0.27
Comparable EBITDA(5)	266	255	780	701
FFO(5)	174	233	550	572
FFO per share(5)	0.65	1.00	2.10	2.50
Cash flow from operations	253	14	601	275

(3) Adjusted for economic dispatching at Centralia.but not for K1 force majeure.

(4) Gross margin and operating income are Additional IFRS measures. Refer to the Additional IFRS measures section of the MD&A.

(5) Comparable earnings, comparable earnings per share, comparable EBITDA, FFO, and FFO per share are not defined under IFRS. Refer to the Non-IFRS financial measures section of the MD&A for an explanation and, where applicable, reconciliations to net earnings (loss) attributable to common shareholders, operating income (loss) and cash flow from operating activities.

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The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, is available on the Investors section of our website: www.transalta.com.

Conference call

We will hold a conference call and web cast at 1:30 p.m. MT (3:30 p.m. ET) today to discuss third quarter 2013 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Brent Ward" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations/webcasts-conference-calls. If you are unable to participate in the call, the instant replay is accessible at 1-800-319-6413 (Canada and USA toll free) or 1-604-638-9010 (Outside of Canada) with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities, including unplanned outages at such facilities, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540